UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):            ☒ Form 10-K      ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

 ☐ Form N-CSR

For Period Ended: February 29, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fingermotion, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1460 Broadway

New York, New York 10036

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the year ended February 29, 2020 by the applicable due date due to it continuing to be a development-stage company with limited internal compliance, financial reporting and accounting functions and due to significant logistical challenges due to the coronavirus pandemic.

The company further discloses that the current outbreak of COVID-19 “has posed a significant impact on the Company to file on a timely basis its Annual Report on Form 10-K for the year ended February 29, 2020 (the “Annual Report”) that is due May 28th, 2020 (the “Original Due Date”), and therefore the Company intends to rely on the conditional filing relief provided under SEC Release No. 34-88465 (the “Covid-19 Order”). As we disclose in a statement from our auditors to be filed as an Exhibit to the 8-K Report filed concurrently with this Amendment, our accounting team and independent auditors have not been able to conduct on-site accounting and auditing work due to the pandemic and related government-mandated lockdowns. Considering the lack of time for the compilation, dissemination and review of the information required to be presented and the importance of markets and investors receiving materially accurate information in the Annual Report, we have decided to rely on the endeavor to file the Annual Report no later than July 12th, 2020, or within 45 days after the Original Due Date.

Explanatory Note

On May 29, 2020, the Company filed form 12(b)-25, Notification for Late Filing for the Annual Report due May 28th, 2020. The Company comes now to file this Amendment No. 1 to the Original 12(b)-25 to ensure compliance with the Covid-19 Order and supersedes the information on the originally-filed Form 12(b)-25 previously filed by the Company with the Commission are incorporated by reference herein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Martin Shen	(347)	349-5339
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒     No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fingermotion, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2020	By:	/s/ Martin Shen
Martin Shen, Chief Executive Officer